Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

May 6, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       H. Christopher Owings, Assistant Director

Re:          Southern States Sign Company (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-171842

Dear Mr. Owings:

We write on behalf of Southern States Sign Company (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated April 13, 2011 by H. Christopher Owings, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed April 6, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Description of Business, page 18

Our Planned Products and Anticipated Sources of Revenue, page 19

1.
We note your response to comment three in our letter dated March 21, 2011. Please revise your disclosure to clarify whether the estimated monthly rental rates disclosed in the second paragraph on page 20 are the monthly rates you expect to receive or the gross amounts to be paid to a “major outdoor advertising company,” of which you will receive less.  If the estimates represent the gross figure to be paid to a “major outdoor advertising company,” please provide an estimate of the monthly rental payments you expect to receive.  In this regard, we note your disclosure on page 19 that “the advertising company secures rights to the space for a lease fee negotiated with the owner and then re-lets the space to individual advertisers at a profit.”  If management expects that the estimated monthly rental would be materially different if the advertising space is leased independently, please also disclose these estimates.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  H. Christopher Owings, Assistant Director
May 6, 2011

In addition, please delete the penultimate paragraph on page 19, as it is nearly identical to the following paragraph, which contains the revisions requested in comment three of our letter dated March 21, 2011.

Response:  The following additional explanation has been added to the second paragraph on Page 20:

“Our estimates of the potential revenue generation by each of the proposed sites are based on the assumption that the sites would be leased to a major outdoor advertising company and represent the amount we would expect to receive under such leases. Generally, however, we expect that the rental rates we would receive through independent operation of our proposed billboard sites would be comparable to the rates that we would receive in the event that the sites were leased to a major outdoor advertising company, due to the superior marketing abilities and existing customer base maintained by such companies.”

The penultimate paragraph on Page 19 has been deleted.

In addition, the Registration Statement has been updated to reflect the Company’s unaudited financial information for the quarter ended February 28, 2011.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague

Enclosure (Acknowledgment by the Company)